

February 22, 2022

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the Shares of beneficial interest, no par value per share of, CAPITAL GROUP CORE PLUS INCOME ETF under the Exchange Act of 1934.

Sincerely,